UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH, 2008.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  March 3, 2008                       /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
--------------------------------------------------------------------------------

                          NEWS RELEASE - MARCH 3, 2008

              ADDITIONAL HIGH-GRADE COPPER RESULTS ON MITU PROJECT;
                GEOPHYSICS PROGRAM BEGINS TO REFINE DRILL TARGETS

AMERA RESOURCES CORPORATION (AMS-TSX.V; AJRSF-OTC; OAY-Frankfurt) is pleased to report results from 15 new rock chip samples collected on its 100%-owned, 5,800 hectare Mitu Copper-Silver Project in Junin Department, Peru. Highlights include chip samples assaying 6.33% copper and 336 grams per tonne silver over 0.75m and 7.16% copper and 534 grams per tonne silver over 0.20m.

Additionally,  the Company is pleased to announce  that an Induced  Polarization
(IP) and ground magnetic survey, conducted by VDG del Peru SAC (formerly, Val D'Or Geofisica), is currently underway on Mitu to refine drill targets. The geophysical survey program is expected to be completed within the next few weeks. A Phase I diamond drill program at the Mitu Copper-Silver Project will commence once the ongoing drill program is completed on the Company's Laguna Gold Project.

"To date, surface sampling from our Mitu Project has yielded some very high copper assay results," stated Mr. Nikolaos Cacos, President and C.E.O. "With copper prices exceeding $3.80 per pound, Amera's Mitu project is an excellent opportunity for our shareholders to increase their exposure to the very strong bull market in copper."

The Mitu property occurs in a similar geological setting as Amera's Cocha Copper-Silver Project where recent drilling returned assays including 37.9m averaging 3.61% copper and 38.2g/t silver (see January 11, 2008 News Release). Examples of this style of sediment-hosted copper-silver deposits include the giant Lubin Deposit (52 Mt Cu, 2,275 M oz Ag(1)) in the Kupferschiefer district of Poland and the White Pine Deposit (8.3Mt Cu, 800 M oz Ag(1)) in the Upper Peninsula of Michigan. Previous surface results from Mitu, including 4.5% copper and 128 grams per tonne (g/t) silver over 1.2m and 6.2% copper and 324 g/t silver over 0.4m, were reported in the Company's May 8, 2006 News Release

Technical Summary

The Mitu copper-silver property is located 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project. Mitu is easily accessible via paved road and can be worked year-round.

In January Amera carried out additional geologic mapping along with rock and soil sampling on the property to further define drill targets. Work focused on an area covering four discrete stratabound copper-silver mantos (0.45 m to 0.78 m thick) within a 250m thick package of Permian-aged Mitu Formation sandstone and limestone that has been traced for 1200m along strike. Mineralization comprising chalcopyrite-chalcocite-malachite-azurite-broncantite is associated with grey-carbonaceous chlorite-altered sandstone and forms millimeter-scale lenses with calcite-pyrite-quartz gangue.


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NEWS RELEASE                                                       MARCH 3, 2008
AMERA RESOURCES CORPORATION                                               PAGE 2
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A total of 15 rock  outcrop  samples and 51 soil samples  were  collected.  Rock sample assays range from 212 to 71,600 ppm copper (7.16%) and 0.2 to 534 ppm silver (g/t). Rock channel samples collected from mineralized mantos and adjacent wall rock are presented as weighted averages in Table 1 below. Soil sample assays range from 3 to 359 ppm copper and 0.2 to 0.6 ppm silver. Soil samples were collected along three grid lines every 30 m with lines spacing 250 m and 500 m. The lines are oriented perpendicular to the strike projection of the mantos and extend the grid toward the northeast from five earlier soils lines.

               TABLE 1: ASSAY HIGHLIGHTS FOR CHIP CHANNEL SAMPLES

--------------------------------------------------------------------------------
                                                             AVERAGE GRADE
                                                      --------------------------
SAMPLE      DESCRIPTION     WIDTH       CU        AG      WIDTH     CU       AG
   #                         (m)        ppm       ppm      (m)      (%)      ppm
--------------------------------------------------------------------------------
426562     Hanging wall      0.70        797       4.7
----------------------------------------- ------------
426563         MANTO         0.20     71,600     534.0     1.50     1.10    74.0
------------------------------------------------------
426564       Footwall        0.60      2,720       1.6
--------------------------------------------------------------------------------
426565       Footwall        0.75      2,520       0.4
------------------------------------------------------
426566         MANTO         0.75     63,300     336.0     1.72     2.91   146.8
------------------------------------------------------
426567     Hanging wall      0.22      2,960       0.6
--------------------------------------------------------------------------------
426568       Footwall        1.00      6,120       9.2
------------------------------------------------------
426569         MANTO         0.50     67,700     144.0     2.50     1.73    32.8
------------------------------------------------------
426570     Hanging wall      1.00      3,340       0.7
--------------------------------------------------------------------------------
426571       Footwall        1.15      8,620      16.3
------------------------------------------------------
426572         MANTO         0.80     27,700      84.5     2.55     1.26    33.9
------------------------------------------------------
426573     Hanging wall      0.60        212       0.2
--------------------------------------------------------------------------------
426574       Footwall        1.00      4,050       4.7
------------------------------------------------------
426575         MANTO         0.50     68,000     262.0     2.50     1.53    54.4
------------------------------------------------------
426576     Hanging wall      1.00        254       0.3
--------------------------------------------------------------------------------

Conceptual targets at Mitu include the convergence or thickening of the four mantos down-dip of the surface outcroppings. To test this hypothesis 200 m spaced pole-dipole induced polarization (IP) and magnetics ground surveys are being carried out over the down dip extension of the mineralized horizons to generate drill targets

Updated   maps  for  the  Mitu   Copper-Silver   Project   can  be   viewed   at
www.ameraresources.com.

Analytical determinations for results presented herein were conducted by ALS Chemex Laboratories, an internationally-recognized analytical services provider, in Lima, Peru using gold fire assay with atomic absorption finish and ICP for multielement analyses. Peter C. Ellsworth, M.Sc., Licensed Geologist, and VP Exploration for Amera is a Qualified Person as defined by National Instrument 43-101 and has reviewed the material presented in this News Release. .

AMERA RESOURCES CORPORATION is a metals exploration company focused on the Americas. Its strength lies in the discovery and advancement of prospective properties throughout North and South America. Amera is in the midst of an aggressive exploration program focused on its property portfolio in Peru. The second property, in a campaign of three successive drill programs, is currently being drilled. Amera plans to advance various other high potential projects through geophysical and geochemical analysis in the coming year. Management is constantly evaluating new opportunities through its network of contacts in the resource sector. The Amera team is committed to growth and adding shareholder value through precious and base metal discoveries.

NEWS RELEASE                                                       MARCH 3, 2008
AMERA RESOURCES CORPORATION                                               PAGE 3
--------------------------------------------------------------------------------

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

(1) Sediment-Hosted Copper Deposits of the world: Deposit Models and Database By Dennis P. Cox, David A. Lindsey, Donald A. Singer and Michael F. Diggles; USGS Open-File Report 03-107 Version 1.0

For further information please contact Alex Mason, Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                        2008 NUMBER 4



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